16003205

SEC Mail Processing Section

FEB 25 2016

Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Investment Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Nationwide Plaza Mail Drop 1-13-401
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Reese 614-249-8083 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard Suite 500 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Reese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Vice President

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

Jeffrey W. Cloud
Notary Public, State of Ohio
My Commission Expires 09-29-2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nationwide®
is on your side

February 24, 2016

SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street NE
Washington, DC 20549

RE: Nationwide Investment Services Corporation

Dear Sir or Madam:

We submit herewith the following reports of Nationwide Investment Services Corporation:

- Two copies of the Company's Audited Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year ended December 31, 2015
- Two copies of the Company's 2015 Exemption Report [SEA Rule 17A-5(d)(4) and Independent Public Accountant's Review of the Exemption Report
- Two copies of the Company's 2015 Form SIPC-3

Very truly yours,

John A. Reese
Vice President

ENCLOSURES

One Nationwide Plaza
Columbus. OH 43215-220

Nationwide Insurance
Nationwide Financial

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Investment Services Corporation:

We have reviewed management's statements, included in the accompanying Nationwide Investment Services Corporation Exemption Report (the Exemption Report), in which (1) Nationwide Investment Services Corporation (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 22, 2016

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x [signature] VP/CO 2/24/2015
Authorized Signature/Title Date

SIPC-3 2015

8-

8-020254 FINRA DEC 3/26/1976
NATIONWIDE INVESTMENT SERVICES CORPORATI
ONE NATIONWIDE PLAZA 01-33-401
COLUMBUS, OH 43215

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Investments Services Corporation:

We have audited the accompanying Statement of Financial Condition of Nationwide Investments Services Corporation as of December 31, 2015, and the related Statement of Operations, Statement of Stockholder's Equity, and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Investment Services Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 22, 2016

NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents (note 3)	$	1,369,522
Federal income tax (notes 2&7)		3,613
Receivable from affiliates		38
Accrued interest income		29
Total assets	$	1,373,202
Liabilities and equity		
Liabilities		
Payable to affiliates (note 6)	$	20,576
Contingencies (note 5)		75,000
Total liabilities	$	95,576
Stockholder's equity (note 4)		
Common stock of $1 par value. Authorized shares 10,000; issued and outstanding 5,000 shares	$	5,000
Additional paid-in capital		1,020,000
Retained earnings		252,626
Stockholder's equity	$	1,277,626
Total liabilities and equity	$	1,373,202

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

Year ended December 31, 2015

Revenues		
Commissions and related fees (note 6)	$	480,000
Dividends		49
Total revenues	$	480,049
Expenses		
Regulatory assessment and other fees	$	488,609
Professional fees		56,500
State Tax Expense and other		4,094
Total expenses	$	549,203
Income (loss) before income tax expense	$	(69,154)
Income tax expense (note 7)		2,117
Net income	$	(71,271)

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Stockholder's Equity

Year ended December 31, 2015

	Common Stock	Additional paid-in Capital	Retained earnings	Total
Balance as of December 31, 2014	5,000 $	1,020,000 $	323,897	$ 1,348,897
Net income (loss)	-	-	(71,271)	(71,271)
Balance as of December 31, 2015	5,000 $	1,020,000 $	252,626	$ 1,277,626

See accompanying notes to the financial statements.

NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities		
Net loss	$	(71,271)
Adjustments to reconcile net income to net cash provided from operating activities:		
(Increase) decrease in:		
Federal income tax receivable		2,117
Other receivable		239
Increase (decrease) in:		
Payable to affiliates		(37,023)
Accounts payable and accrued expenses		18,500
Net cash used by operating activities	$	(87,438)
Cash and cash equivalents at beginning of year	$	1,456,960
Cash and cash equivalents at end of year	$	1,369,522
Supplemental cash flow information:		
Income taxes paid	$	-

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Investment Services Corporation (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC), which in turn is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(1) (limited business). The Company is a member of the Financial Industry Regulatory Authority.

The Company is the general distributor of variable annuities and variable life products for its parent and Nationwide Life and Annuity Insurance Company (NLAIC), a wholly owned subsidiary of NLIC. In addition, the Company provides distribution services related to certain trust products for Nationwide Bank (NB), another wholly-owned subsidiary of NFS. The Company makes available registered representatives who provide educational services to retirement plan sponsors and their plan participants.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The carrying amounts of assets and liabilities approximate their fair value (see note 3).

Recognition of Revenue and Expenses

The Company earns revenues through expense reimbursements from NLIC related to expenses incurred while acting as an agent in the distribution of variable annuities, variable life and trust products. The revenues are recognized when earned based on agreements with related parties as discussed in note 6. Interest income is recognized as earned, on a monthly basis. All expenses are recognized as incurred and consist primarily of FINRA assessments.

Cash and Cash Equivalents

Cash and cash equivalents, which include highly liquid investments with original maturities of less than three months, are carried at cost, which approximates fair value (see note 3).

Income Taxes

The Company files with the NMIC consolidated federal income tax return. Prior to 2015, the Company filed a separate company federal income tax return. The members of the NMIC consolidated federal income tax return groups participate in a tax sharing agreement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate subsidiary financial statements. This approach provides for a current tax benefit to the subsidiary for losses that are utilized in the consolidated tax return. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2015 since no uncertain tax positions have been identified.

Recently Issued Accounting Standards

The Company has not adopted any accounting standards with a material impact to the financial statements and does not expect a material impact to the financial statements as a result of accounting standards issued but not yet adopted.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.
- Level 2. Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in the first level of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 935,169	$ -	$ -	$ 935,169
Assets at fair value	$ 935,169	$ -	$ -	$ 935,169

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $6,372 at December 31, 2015.

At December 31, 2015, the Company exceeded both elements of net capital requirements, as aggregate indebtedness was 0.08 times net capital, which was $1,255,272 and the amount of net capital in excess of the statutory requirement was $1,248,900.

(5) Contingencies

The Company is involved in various claims, legal actions and regulatory matters arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not likely to have a material adverse effect on the Company's financial position, results of operations, or liquidity. However, given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year. Under an agreement between the Company and NLIC, NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs.

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the SEC, the Financial Industry Regulatory Authority, the Department of Labor, the Internal Revenue Service ("IRS") and state insurance authorities. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, we are cooperating with regulators.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future.

The Company is currently working with FINRA on a self-discovered issue regarding email monitoring. Discussions are ongoing with FINRA regarding settlement of the matter.

(6) Related Party Transactions

Commissions and related fees are generated entirely from a related party. The Company has entered into agreements with Nationwide Retirement Solutions (NRS), NB, NLIC, and NLAIC, all affiliated companies, whereby the Company acts as a broker-dealer and collects mutual fund service fees on behalf of these companies related to variable life, variable annuity and trust product sales. For the year ended December 31, 2015, commission revenue and related fees collected by the Company and passed through to NRS, NB, NLIC, and NLAIC, were $186,552,710 and is reported net. The amount payable to NRS, NB, NLIC, and NLAIC as of December 31, 2015 aggregated to $20,576. Commission revenue and related fees presented in the accompanying Statements of Operations represent the amounts received by NISC, under the terms of a distribution agreement, to reimburse the Company for direct expenses incurred while acting as a collection agent for commission revenue and related fees. Periodically, management reviews the revenues of the Company to ensure it is sufficient to cover NISC expenses incurred while providing the distribution services.

(7) Federal Income Taxes

The following table summarizes how the total income tax expense (benefit) differs from the amount computed by applying the U.S. federal income tax rate of 35% to the loss before income tax expense for the year ended December 31, 2015:

Rate Reconciliation		Amount	Rate
Computed (expected tax benefit)	$	(24,204)	(35)%
Permanent difference- Penalties		26,321	38%
Total	$	2,117	3%

Total Federal income tax expense for the year ended December 31, 2015 is comprised of $5,665 current tax expense and ($3,548) deferred tax benefit. In 2015, the Company recognized a deferred tax asset in the amount of $3,548 for net operating loss carryforwards. The gross net operating loss carryforward was $10,137 and will expire in 2035.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized. Based on the Company's analysis, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances

The Company does not anticipate any significant changes to unrecognized tax benefits during the next twelve months.

The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities through the 2011 tax year.

(8) Subsequent Events

The Company evaluated subsequent events through February 22, 2016, the date at which the financial statements were issued, and determined there are no additional items to disclose.

Schedule I

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2015

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$	1,277,626
2. Deduct member's equity not allowable for net capital		-
3. Total member's equity qualified for net capital		1,277,626
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		1,277,626
6. (Deductions) and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		(3,651)
B. Other (deductions) and/or charges		-
7. Other additions and/or (credits)		-
8. Net capital before haircuts on securities positions		1,273,975
9. Haircuts on securities		(18,703)
10. Net capital	$	1,255,272

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of Line 19)	$	6,372
12. Minimum net capital requirement of reporting broker		5,000
13. Net capital requirement (greater of line 11 or 12)		6,372
14. Excess net capital (line 10 less line 13)		1,248,900
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,245,714

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from Statement of Financial Condition	$	95,576
17. Add drafts for immediate credit		-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19. Total aggregate indebtedness	$	95,576
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		7.61%

Schedule of Nonallowable Assets (Line 6A)

Federal income tax receivable	$	3,613
Receivable from affiliates		38
Total Line 6A	$	3,651

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2015.

See accompanying report of independent registered public accounting firm.

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule III

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2015

The Company is exempt from Rule 15c3 pursuant to the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.